UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FleetBoston Financial Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm

23.2	Consent of UHY LLP, Independent Registered Public Accounting Firm

Exhibit A

EIN: 94-0890210

PN: 001

FLEETBOSTON FINANCIAL SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTARY SCHEDULE

TOGETHER WITH REPORTS OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRMS

DECEMBER 31, 2005 AND 2004

FleetBoston Financial Savings Plan

Index to Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Page
Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Statements of Net Assets Available for Plan Benefits	3

Statement of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5-14

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes	15-16

i

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

    FleetBoston Financial Savings Plan:

We have audited the accompanying statement of net assets available for benefits of FleetBoston Financial Savings Plan (the Plan), as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

June 8, 2006

Charlotte, North Carolina

Report of Independent Registered Public Accounting Firm

Plan Participants and the Corporate Benefits Committee of

The FleetBoston Financial Savings Plan

We have audited the accompanying statement of net assets available for benefits of the FleetBoston Financial Savings Plan (the “Plan”) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

Boston, Massachusetts

June 27, 2005

FleetBoston Financial Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
ASSETS

Cash	$1,270	$4,032,458
Investments	3,590,977,888	3,690,984,517

Total Investments	3,590,979,158	3,695,016,975

Receivables
Employer contributions receivable	4,394,738	—
Dividends and interest receivable	145,173	2,634,758
Receivable for investments sold	5,335,604	3,576,412

Total receivables	9,875,515	6,211,170

Total assets	3,600,854,673	3,701,228,145

LIABILITIES

Payable for investments purchased	265,055	5,065,652

Total liabilities	265,055	5,065,652

Net assets available for benefits	$3,600,589,618	$3,696,162,493

The accompanying notes are an integral part of these financial statements.

FleetBoston Financial Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Investment income
Interest and dividend income	$146,785,390
Net appreciation in fair value of investments	16,768,829

163,554,219

Contributions
Participating employees’ voluntary contributions	130,616,788
Employer	66,896,087

197,512,875

Total additions	361,067,094

Deductions
Benefits paid to plan participants	457,524,099
Expenses	583,406

Total deductions	458,107,505

Net Decrease before Mergers and Transfers	(97,040,411)

Mergers and Transfers
Transfer from Fitzmaurice 401(k) Profit Sharing Plan	1,384,580
Transfer from Progress Financial Corporation 401(k) Plan	82,956

Total transfers	1,467,536

Net decrease	(95,572,875)

Net assets available for benefits
Beginning of year	3,696,162,493

End of year	$3,600,589,618

The accompanying notes are an integral part of these financial statements.

FleetBoston Financial Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan

The following description of The FleetBoston Financial Savings Plan (the Plan), is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of applicable Plan provisions.

Plan Sponsor and Participating Employers

Effective April 1, 2004, Bank of America Corporation (the Company or Employer) became the Plan Sponsor as a result of the merger with FleetBoston Financial Corporation. Each share of FleetBoston Financial common stock held in the FBF Common Stock Fund was replaced by .5553 shares of Bank of America Corporation Common Stock and the fund name was changed to Bank of America Common Stock Fund.

Certain subsidiaries and affiliates of former FleetBoston Financial Corporation are participating employers in the Plan.

General

The Plan is a defined contribution plan sponsored by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2005, all employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. Prior to 2005, part-time employees were eligible to participate the quarter following one year of eligibility service.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

FleetBoston Financial Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan (Continued)

Investment Options

Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a periodic basis subject to the provisions of the Plan. The investment options consist of common trusts, common stock, employer common stock, mutual funds, self-directed brokerage (closed to new investments and limited to a group of certain participants with balances merged into the Plan) and investment contracts.

Plan Trustees

Effective June 13, 2005, Bank of America, N.A. became the trustee as a result of the merger with Fleet National Bank. Prior to June 13, 2005, Fleet National Bank, a subsidiary of the Company, served as trustee for the Plan. The Plan has additional custody agreements with AMVESCAP National Trust Company and State Street Bank and Trust Company.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% (1% to 35% prior to January 1, 2005) of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses, or other incentive pay designated by the Committee. Prior to January 1, 2005, eligible compensation was defined as base salary plus overtime. If base pay was less than $75,000, commissions and non-discretionary incentive pay was included until pay reached a combined maximum of $75,000. Eligible compensation did not include bonuses, payments for long-term disability, amounts paid for unused vacation, or lump sum salary continuation payments paid as part of a severance agreement. In accordance with federal law, annual pre-tax contributions for 2005 and 2004 were limited to $14,000 and $13,000, respectively, for participants who are below age 50. Additional contributions of $4,000 in 2005 and $3,000 in 2004 were permitted for participants over age 50.

Effective January 1, 2005, the company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax participant contributions. An end of year “true-up” matching contribution is also provided.

FleetBoston Financial Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan (Continued)

Contributions (Continued)

Prior to January 1, 2005, the employer contributed a matching amount depending on years of vesting service as follows: 50% for each dollar contributed (up to 6% of eligible pay) during the first four calendar quarters beginning the quarter following the date on which a participant completes one year of vesting service; 75% for each dollar contributed (up to 6% of eligible pay) during the next four calendar quarters, and 100% for each dollar contributed (up to 6% of eligible pay) during any calendar quarter thereafter.

Forfeitures of account balances which are not vested are used to decrease future matching contributions by the employer. For the year ended December 31, 2005, employer contributions were offset by non-vested forfeited amounts totaling approximately $1,943,105.

Payments of Benefits

A participant who retires or becomes totally disabled has the following choices as to the distribution of his or her account:

a)	Lump sum distribution in cash.

b)	Lump sum combination of whole shares of the Company’s common stock representing the value of all or a portion of their vested interest in the Bank of America Common Stock Fund and the balance of their vested account (including the value of any fractional shares of the Company’s common stock) in cash.

c)	Quarterly or annual installments in cash over a period not to exceed 15 years.

d)	Partial withdrawals in cash; no more than one partial withdrawal is allowed in each 12 month period.

e)	The Plan Administrator may automatically direct the distribution of accounts with vested account balances less than $1,000 on or after March 28, 2005 ($5,000 prior to March 28, 2005).

In the event of termination of employment other than retirement, the participant’s account will be distributed at the participant’s discretion as either a lump sum distribution in cash or a lump sum distribution in cash of the amount in all funds plus shares of the Company’s common stock representing their account in the Bank of America Common Stock Fund. The lump sum payments may be deferred until a later date, but not beyond age 70 1/2.

FleetBoston Financial Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan (Continued)

Payment of Benefits (Continued)

Beneficiaries of participants may elect lump-sum distribution (including whole shares of Bank of America Corporation Common Stock representing the value of all or a portion of the interest in the Bank of America Common Stock Fund) or installments.

A participant may apply for a withdrawal up to their total account balance, excluding pre-1988 earnings, in the event of financial hardship. All such withdrawals are subject to the approval of the Plan Administrator. Financial hardship is determined by the Plan Administrator in accordance with safe harbor regulations and with uniform non-discriminatory standards. In addition, a participant may elect to make discretionary withdrawals from the vested portion of their account subject to certain limitations. Discretionary withdrawals can be made once every 6 months.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions as well as earnings thereon. Effective January 1, 2005, company matching contributions are 100% vested immediately for participants employed on or after that date.

Participants not employed on or after January 1, 2005, the following table sets forth the basic vesting schedule for employer matching contributions to the Plan:

Full Years of Vesting Service	Percentage of Employer Account Vested
Fewer than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the company matching contribution and Plan earnings and debited with administrative expenses. Plan earnings are computed daily for each fund. The earnings are credited to participants’ accounts daily based upon the proportion of each participant’s weighted average account balance to the total value of the fund. Loan interest is credited to the investment funds of the participant making the payment. Participants are entitled to the benefit that can be provided from the participants vested account.

FleetBoston Financial Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan (continued)

Participant Loans

Participants may borrow from their vested account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Effective January 1, 2005, a new loan will not be made until the previous loan has been fully repaid. Prior to 2005, a new loan taken was reduced by the highest outstanding loan balance of any loan outstanding in the previous 12 months. Effective January 1, 2005, loans are made for a period not to exceed 60 months (3 to 54 months prior to January 1, 2005) and bear reasonable interest as determined by the Committee (prime rate of interest plus 1 percent prior to January 1, 2005.) Interest rates ranged from 4.00% to 11.00% and 4.00% to 11.50% at December 31, 2005 and 2004, respectively.

Each loan is treated as a separate investment of the borrowing participant’s account. The cash for the loan is withdrawn from the participant’s investment funds and the principal amount is recorded as a receivable in the loan fund. The principal and interest payments made are credited to the participant’s investment funds. The loan fund is reduced by the principal portion of each payment.

When a participant is terminated, the entire balance of each loan becomes due and payable by the end of the quarter following the quarter in which the participant terminates and is deducted from the participant’s vested account balance if not repaid within this period.

Mergers and Transfers Activity

Effective March 31, 2005, Fitzmaurice & Company LLC 401(k) Profit Sharing Plan (Fitzmaurice Plan) merged into the Plan. Assets transferred into the Plan associated with this merger were $1,384,580. Each participant of the Fitzmaurice Plan became a Plan participant on April 1, 2005 if the participant had not previously enrolled as an eligible employee.

Effective December 13, 2004, the Progress Financial Corporation 401(k) Plan was merged into the Plan. The Plan was amended to permit the merger and total assets transferred to the Plan during 2004 were $3,484,102. Each Progress participant became a Plan participant on December 13, 2004, if they had not previously enrolled as an eligible employee. An additional $82,956 in assets was transferred into the Plan in 2005 as a result of this merger.

FleetBoston Financial Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Investment Valuation

Investments are stated at fair value. Securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year. The Company’s stock is valued at its quoted market price. Investments in mutual funds and common/ collective trusts are valued at the redemption price established by the trustee of the fund generally based on the fair value of the underlying assets. Money market funds and loans to participants are valued at cost, which approximates fair value.

Investment contracts are stated at contract value (principal plus accrued interest). The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The current yield was 4.51% on December 31, 2005. The fair market values of these investment contracts reported in aggregate for the Stable Asset Fund was $744,906,293 as of December 31, 2005. To arrive at the aggregate fair market value, comparable duration Wall Street Journal GIC Index rates were used as the discount factor within the discounted cash formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract’s cash flows is the estimated total fair market value for that contract. All of the contract fair market values are then added together to arrive at the above aggregate fair market value for the portfolio. The Stable Asset Fund contains indexed synthetic guaranteed investment contracts. This consists of a portfolio of collective bond fund units owned by the Fund and a benefit-responsive, book-value “wrap” contract purchased for the portfolio. The wrap contract amortizes gains and losses of the portfolio units over the duration of the portfolio’s average life, and assures that the book value, benefit responsive payments will be made for participants’ withdrawals. The crediting rate on the indexed synthetic resets periodically and it will have an interest rate of not less than 0%.

FleetBoston Financial Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies (Continued)

Securities Transactions

Securities purchased and sold are recorded on the respective trade dates. Realized profits and losses are computed based on the average cost of securities sold.

Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

In the event of withdrawal, participants in the Bank of America Common Stock Fund may receive shares of the common stock of the Company. The realized gain or loss resulting from distributions in kind is based on the difference between the average cost and the value of the stock on the effective date of the distribution.

Plan Expenses

All expenses associated with the administration of the Plan, with the exception of investment management fees, are paid directly by the Company. Investment management fees are paid by the Plan.

3.	Concentrations of Investment Risk

Included in the Supplemental Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2005. The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31:

2005
Bank of America Corporation - Common Stock	$925,125,531
Dodge & Cox Balanced Fund	318,470,147
Columbia Large Cap Value Fund - Class Z	209,688,291
Fidelity Advisor Institutional Equity Income Fund - Class I	204,699,893

2004
Bank of America Corporation - Common Stock	$1,013,845,244
Fleet Stable Asset Fund	751,155,745
Dodge & Cox Balanced Fund	303,083,506
Columbia Growth & Income Fund - Class Z	216,911,325
Fidelity Advisor Institutional Equity Income Fund - Class I	206,237,320

FleetBoston Financial Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

4.	Risks and Uncertainties

The Plan invests in a combination of investment securities which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

5.	Net Appreciation in Fair Value of Investments

During the year ended December 31, 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Bank of America Corporation – Common Stock	$(18,570,590)
Common Stock (Advanta Corp. Class A and Class B shares)	136,080
Mutual funds (registered investment companies)	27,013,787
Investment Contracts	17,343,815
Self Directed Brokerage	(9,154,263)

Net Appreciation in Fair Value of Investments	$16,768,829

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Related Party Transactions

The Plan invests in a unitized stock fund, the Bank of America Common Stock Fund (the “Fund”) which is comprised of a money market fund and common shares of Bank of America Corporation, the Plan sponsor. The unit values of the Fund are recorded and maintained by the Trustee.

During the year ended December 31, 2005, the Plan purchased units of the Fund in the approximate amount of $124,345,979 (includes dividend reinvestment), sold units of the Fund in the approximate amount of $194,190,309, and had net appreciation plus dividends and interest on the Fund in the approximate amount of $21,211,582. The total value of the Plan’s interest in the Fund was approximately $928,941,335 and $1,017,356,255 at December 31, 2005 and 2004, respectively.

FleetBoston Financial Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

7.	Related Party Transactions (Continued)

Certain of the Plan’s assets are invested in mutual funds, common trust, Company stock and collective trusts for which the Company provides investment advisory services. Expenses paid to the Company and/or its affiliates by the Plan during the year ended December 31, 2005 were approximately $483,676. These transactions, as well as participant loans, qualify as party-in-interest transactions.

Advanta, a business acquired by former FleetBoston Financial Corporation, maintains a small minority interest in a portion of the credit card business of the Company and as such transactions in their common stock qualify as party in interest. No fees are paid by the Plan to Advanta.

8.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving a determination letter but the Committee believes that the Plan continues to qualify as a tax-exempt defined contribution plan, and the Committee is not aware of any course of action or series of events that has occurred that might adversely affect the Plan’s qualified status.

9.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004
Net assets available for benefits per financial statements	$3,600,589,618	$3,696,162,493
Amounts allocated to withdrawn participants	—	(2,480,576)

Net assets available for benefits per Form 5500	$3,600,589,618	$3,693,681,917

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

FleetBoston Financial Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

10.	Subsequent Events

•	On June 30, 2005, the Corporation and MBNA Corporation announced a definitive agreement to merge. This merger became effective January 1, 2006.

•	Effective January 1, 2006, the Plan’s name was changed to the Bank of America 401(k) Plan for Legacy Fleet.

FleetBoston Financial Savings Plan

EIN 05-0341324 Plan No. 002

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

December 31, 2005

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value				( e ) Current Value
*	Bank of America Corporation	Common stock		20,046,057	shares	$925,125,531

	Mutual Funds
	AIM	Basic Balanced Fund		4,101,292	shares	50,240,825
	Batterymarch	US Small Cap Equity Fund		15,183,853	shares	166,718,709
	Dodge & Cox	Balanced Fund		3,915,296	shares	318,470,147
	Fidelity	Advisor Institutional Equity Income Fund		7,137,374	shares	204,699,893
	Fidelity	Diversified International Fund		3,023,207	shares	98,375,169
	Lord Abbett	Mid Cap Value Fund		2,830,110	shares	63,422,763
	MFS Massachussetts	Investor Growth Stock Fund		3,094,545	shares	39,733,963
	Templeton	Foreign Fund		7,005,699	shares	88,832,260
	T. Rowe Price	Mid Cap Growth Fund		3,198,401	shares	173,161,442
*	Columbia	Conservative High Yield Fund		2,168,907	shares	18,414,024
*	Columbia	Columbia Core Bond Fund		10,686,125	shares	113,700,370
*	Columbia	Columbia Large Cap Growth Fund		7,566,907	shares	166,169,272
*	Columbia	Columbia Large Cap Index Fund		7,021,830	shares	169,506,971
*	Columbia	Columbia Large Cap Value Fund		15,172,814	shares	209,688,291

						1,881,134,099

	Money Market Funds
*	Columbia	Money Market Reserves		3,826,274	shares	3,826,274
*	Columbia	Cash Reserves, Capital Class		38,873,378	shares	38,873,378
*	Columbia	Government Reserves		3,479,129	shares	3,479,129

						46,178,781

	Investment Contracts
	AIG Financial Products	Synthetic GIC	4.47%			74,937,393
	AIG Financial Products	Synthetic GIC	5.35%			25,627,933
	AIG Financial Products	Synthetic GIC	3.88%			11,836,009
	AIG Financial Products	Synthetic GIC	4.59%			32,872,109
	GE Capital Insurance	Fixed Pro Rata	4.65%			8,476,383
	GE Life and Annuity	Fixed Pro Rata	3.50%			6,875,027
	Hartford Life	Fixed Pro Rata	4.65%			13,727,168
	Ixis Financial Products Inc	Synthetic GIC	4.69%			76,516,414
	Ixis Financial Products Inc	Synthetic GIC	3.92%			10,853,625
	JP Morgan Chase Bank	Synthetic GIC	3.86%			28,020,062

*	Indicates party-in-interest as defined under ERISA.

Column (d) was omitted as all investments are participant-directed.

FleetBoston Financial Savings Plan

EIN 05-0341324 Plan No. 002

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

December 31, 2005

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value				( e ) Current Value
	Monumental Buy Hold	Synthetic GIC	4.13%			$84,702,575
	New York Life	Fixed Pro Rata	3.55%			9,062,895
	Pacific Life	Fixed Pro Rata	5.85%			5,566,977
	Pacific Life	Synthetic GIC	4.62%			80,146,403
	Rabobank	Synthetic GIC	4.11%			12,115,084
	Rabobank	Synthetic GIC	5.30%			21,935,175
	Rabobank	Synthetic GIC	4.52%			12,114,906
	Rabobank	Synthetic GIC	3.73%			23,949,081
	Royal Bank of Canada	Synthetic GIC	5.08%			42,509,861
	Transamerica	Synthetic GIC	5.20%			39,930,494
	Transamerica	Synthetic GIC	4.61%			20,173,106
	Travelers	Fixed Pro Rata	5.08%			8,215,551
	Royal Bank of Canada	Synthetic GIC	4.17%			35,918,113

						686,082,344

	Self Directed Brokerage
	Self Directed Account (Non-cash securities)			2,714	shares	67,782

	Other
*	Participant note receivables	Ranging from 4% - 11%				30,923,486
	Mellon	Stable Value Pooled Fund		21,465,865	shares	21,465,865

						52,389,351

	Total investments					$3,590,977,888

*	Indicates party-in-interest as defined under ERISA.

Column (d) was omitted as all investments are participant-directed.